82-3277

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:53 26-Apr-06
Number	0598C

06013476

SUPPL

RNS Number:0598C
Tesco PLC
26 April 2006

26th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday, 26th April 2006 17,801 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 17,801 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

5/18

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:51 26-Apr-06
Number	0596C

RNS Number:0596C
Tesco PLC
26 April 2006

26th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 26th April 2006, 17,800 Ordinary shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.04477p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 17,800 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:50 26-Apr-06
Number	0589C

RNS Number:0589C
Tesco PLC
26 April 2006

26 April 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

ESOS - EXERCISE AND SALE

The Company was informed today that on 25 April 2006 the following Director exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at an option price of 197.50p per share and sold a total of 523,544 Ordinary shares at a price of 326.35p.

Director	No of Shares
T J R Mason	523,544

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Herts EN8 9SL
Tel: 01992 644608

END